Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.

EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year-ended
	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007

Computation of Earnings:
Net income (loss) before income taxes	$19,756	$(1,002)	$3,536	$(6,338)	$(4,289)
Add
Gross Interest Expense	1,336	6,131	7,573	10,842	12,287
Capitalized Interest	—	(70)	(454)	(950)	(434)
40% of Minimum Rent	5,816	5,491	4,556	4,247	3,692

Earnings as Adjusted	26,908	10,550	15,211	7,801	11,256

Computation of Fixed Charges:
Gross Interest Expense	1,336	6,131	7,573	10,842	12,287
40% of Minimum Rent	5,816	5,491	4,556	4,247	3,692

Fixed charges	7,152	11,622	12,129	15,089	15,979

Ratios of Earnings to Fixed Charges	3.76	0.91	1.25	0.52	0.70